Exhibit 99.1

KINGSWAY AND JJR ANNOUNCE FUNDING OF ATLAS GOING PUBLIC TRANSACTION

TORONTO, Nov. 1 /CNW/ - Kingsway Financial Services Inc. ("Kingsway" TSX: KFS, NYSE: KFS) and JJR VI Acquisition Corp. ("J6"; TSXV: JVI.P) announced today that Kingsway has completed funding on its previously announced offering of subscription receipts.  Approximately 4 million subscription receipts were issued by American Insurance Acquisition Inc. ("AIAI"), a wholly-owned subsidiary of Kingsway, at a price of Cdn.$2.00 per subscription receipt for aggregate gross proceeds of approximately Cdn.$8 million.  The proceeds from the offering of subscription receipts have been deposited by Kingsway into escrow to be released pending completion of the proposed going-public transaction involving AIAI, American Country Insurance Company ("ACIC"), American Service Insurance Company ("ASI") and J6.  Upon completion of the proposed transaction, each subscription receipt will ultimately be exchanged for securities of  J6, to be renamed Atlas Financial Holdings Inc. ("Atlas"), and ACIC and ASI will become wholly-owned subsidiaries of Atlas.

Completion of the proposed transaction is subject to a number of conditions, including execution of a definitive agreement in respect of the proposed transaction as well as acceptance and regulatory approval by the TSX Venture Exchange and the Illinois Department of Insurance. There can be no assurance that the proposed transaction will be completed as proposed or at all.

Clarus Securities Inc., subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the proposed transaction.  An agreement to sponsor should not be construed as any assurance with respect to the merits of the proposed transaction or the likelihood of completion.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the proposed transaction, any information released or received with respect to the proposed transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of a capital pool company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disproved the contents of this press release. This release does not constitute an offer for sale or the solicitation of an offer to buy securities in the United States.

Notice regarding forward-looking statements: This release includes forward-looking statements regarding J6, Kingsway, and its respective subsidiaries and businesses.  Such statements are based on the current expectations of the management of each entity. The forward-looking events and circumstances discussed in this release, including completion of the proposed transaction may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the insurance industry, economic factors and the equity markets generally.  No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and J6, Kingsway and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

J6 is a capital pool company governed by the policies of the TSX Venture Exchange. J6's principal business is the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001072627

For further information:

Jordan Kupinsky, Director of JJR VI Acquisition Corp. at 416-972-6574

or

Larry G. Swets, President and Chief Executive Officer of Kingsway Financial Services Inc. at 416-848-1171

CO: Kingsway Financial Services Inc.

CNW 11:21e 02-NOV-10